UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
SED INTERNATIONAL HOLDINGS, INC.
(Name of the Issuer)

SED INTERNATIONAL HOLDINGS, INC.	Jonathan Elster
Jean Diamond	Barry Diamond
Joseph Segal	Charles Marsh
Stewart I. Aaron	Mark DiVito
Melvyn I. Cohen	Lyle Dickler

(Names of Persons Filing Statement)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
784109209
(CUSIP Number of Class of Securities)

Jean Diamond	COPIES TO:
Chairman and CEO SED International Holdings, Inc. 4916 North Royal Atlanta Drive Tucker, Georgia 30084 (770) 491-8962	Stephen A. Zelnick, Esq. Morse, Zelnick, Rose & Lander LLP 405 Park Avenue, Suite 1401 New York, New York 10022 (212) 838-1177
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$35,100	$3.76

* Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 27,000 shares of Common Stock for $1.30 per share in cash in lieu of fractional shares to holders of less than one share after the proposed reverse stock split.

☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $3.76

(2)	Form or Registration No.: 13E-3

(3)	Filing Party: SED International Holdings, Inc.

(4)	Date Filed: February 9, 2007

RULE 13e-3 TRANSACTION STATEMENT
INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the Exhibits and Schedules hereto, this “Rule 13E-3”) is filed by SED International Holdings, Inc., a Georgia corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal (the “Reverse Split Proposal”) to authorize the Board of Directors of the Company (the “Board”) to amend the Company’s Articles of Incorporation to effect a reverse stock split of its common stock (“Common Stock”) at a ratio of one-for-one hundred shares at any time prior to December 31, 2007 at the sole discretion of the Board (the “Reverse Split Transaction”). In the Reverse Split Transaction, shareholders of Common Stock will receive one share of Common Stock for each 100 shares they hold immediately prior to the effective date of the Reverse Split Transaction. Those shareholders will receive cash in lieu of any fractional shares to which they would otherwise be entitled from the Reverse Split Transaction. The cash payment for the Common Stock will be $1.30 per pre-split share.
The Reverse Split Proposal is being made upon the terms and subject to the conditions set forth in the revised preliminary proxy statement for the Company’s special meeting of shareholders (the “Special Meeting”), filed concurrently with this Schedule 13E-3 (the “Proxy Statement”). The information in the Proxy Statement, together with the proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entity by the Proxy Statement and the proxy card. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The other purpose of the Special Meeting is to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.
Item 1. Summary Term Sheet.
The information set forth under the caption “Summary Term Sheet” in the Proxy Statement filed as Exhibit 16(a) to this Schedule is incorporated herein by reference.
Item 2. Subject Company Information.

(a)	The name, address and telephone number of the Company’s principal executive offices are:
SED International Holdings, Inc., a Georgia corporation, 4916 North Royal Atlanta Drive, Tucker, Georgia 30084. (770) 491-8962.

(b)	Securities. The information set forth under the caption “Shares Entitled to Vote” of the Proxy Statement is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth under the caption “Market Information for The Company’s Common Stock” of the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Dividend Policy” of the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.
Item 3. Identity and Background of Filing Person.

(a)	Name and Address. In addition to the Company, the filing persons include the directors and executive officers of the Company. All of the directors and executive officers of the Company are natural persons. The name, business address and telephone number of the Company are provided in response to Item 2 (a) above. The names, business addresses and telephone numbers of the filing persons other than the Company (the directors and executive officers of the Company) are Jean Diamond, Jonathan Elster, Barry Diamond, Charles Marsh, Mark DiVito, Lyle Dickler, Stewart I. Aaron, Melvyn I. Cohen and Joseph Segal are c/o SED International Holdings, Inc., 4916 North Royal Atlanta Drive, Tucker, Georgia 30084 and (770) 491-8962.

(b)	Business and Background of Entities. None.

(c)	Business and Background of Natural Persons. The business experience and the background of the directors and executive officers of the Company are set forth in the Proxy Statement under the caption “Directors and Executive Officers of the Company” and are incorporated herein by reference.

None of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any other judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the Company’s directors or executive officers are citizens of the United States.

Item 4. Terms of the Transaction.

(a)(1)	Material Terms. Tender Offers.

None.

(a)(2)	Material Terms. Mergers or Similar Transactions.

The information set forth in the Proxy Statement under the captions “Shares Entitled to Vote,” “Summary Term Sheet,” “Special Factors” and “Federal Income Tax Consequences of the Reverse Split Transaction” are incorporated herein by reference.

(c)	Different Terms.

None.

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Am I Entitled to Dissenters’ Rights?” and “Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

None.

(f)	Eligibility for Listing or Trading.

Not applicable.
Item 5. Past Contacts, Transactions or Negotiations.

(a)	Transactions.

None.

(b)	Significant Corporate Events.

None.

(c)	Negotiations or Contacts.

None.

(e)	Agreements Involving the Subject Company’s Securities.

None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the caption “Special Factors – Impact of the Reverse Split Transaction” is incorporated herein by reference.

(c)	Plans.

(1)-(6): Not Applicable.

(7)-(8): The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Reverse Stock Split; Deregistration; ‘Pink Sheet’ Quotation,” “Summary Term Sheet – What Does it Mean to Deregister?,” “Special Factors — Background Of The Proposal,” “Special Factors – Reasons For This Proposal,” “Special Factors – Impact of the Reverse Split Transaction,” “Special Factors - Advantages of the Proposal,” and “Special Factors — Disadvantages of the Proposal,” are incorporated herein by reference

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Reverse Stock Split; Deregistration; ‘Pink Sheet’ Quotation,” “Summary Term Sheet – What Does it Mean to Deregister?,” “Special Factors – Background of The Proposal,” “Special Factors – Reasons For This Proposal” are incorporated herein by reference.

(b)	Alternatives.

The information set forth in the Proxy Statement under the caption “Special Factors – Reasons For This Proposal” is incorporated herein by reference.

(c)	Reasons.

The information set forth under the captions “Summary Term Sheet – Reverse Stock Split; Deregistration; ‘Pink Sheet’ Quotation,” “Special Factors – Background of The Proposal,” “Special Factors — Reasons For This Proposal,” and “Special Factors – Advantages of the Proposal” of the Proxy Statement are incorporated herein by reference.

(d)	Effects.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Reverse Stock Split; Deregistration; ‘Pink Sheet’ Quotation,” “Special Factors – Impact of the Reverse Stock Split,” “Special Factors – Advantages of the Proposal,” “Special Factors – Disadvantages of the Proposal,” “Special Factors – Costs/Source of Funds And Expenses” and “Special Factors — Federal Income Tax Consequences of the Reverse Stock Split” are incorporated herein by reference.
Item 8. Fairness of the Transaction.

(a)	Fairness.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Reverse Stock Split; Deregistration; ‘Pink Sheet’ Quotation,” “Special Factors – Impact of the Reverse Stock Split,” “Special Factors – Advantages of the Proposal,” “Special Factors – Disadvantages of the Proposal,” “Special Factors – Costs/Source of Funds And Expenses,” and “Special Factors — Summary Of The Opinion And Analysis Undertaken By The Independent Consultant With Regards To The Fairness Of The Reverse Split And Per Share Price To Unaffiliated Shareholders” are incorporated herein by reference.

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Reverse Stock Split; Deregistration; ‘Pink Sheet’ Quotation,” “Special Factors – Impact of the Reverse Stock Split,” “Special Factors – Advantages of the Proposal,” “Special Factors – Disadvantages of the Proposal,” “Special Factors – Costs/Source of Funds And Expenses,” and “Special Factors — Summary Of The Opinion And Analysis Undertaken By The Independent Consultant With Regards To The Fairness Of The Reverse Split And Per Share Price To Unaffiliated Shareholders” are incorporated herein by reference.

(c)	Approval of Security Holders.

The Reverse Split Transaction requires the approval of the holders of a majority of the outstanding shares of Common stock of which over 89% are beneficially owned by unaffiliated Shareholders.

The information set forth in the Proxy Statement under the captions “Shares Entitled to Vote,” “Special Factors — Background of The Proposal” and “Special Factors — Summary Of The Opinion And Analysis Undertaken By The Independent Consultant With Regards To The Fairness Of The Reverse Split And Per Share Price To Unaffiliated Shareholders” are incorporated herein by reference.

(d)	Unaffiliated Representative.

None.

(e)	Approval of Directors.

The Reverse Split Transaction was unanimously approved by the Company’s four member Board of Directors, of which three are non-employee members.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet — WHAT IS THE VOTING RECOMMENDATION OF OUR BOARD?,” “Special Factors — Background of the Proposal,” and “Special Factors — Summary Of The Opinion And Analysis Undertaken By The Independent Consultant With Regards To The Fairness Of The Reverse Split And Per Share Price To Unaffiliated Shareholders” are incorporated herein by reference

(f)	Other Offers.

None.
Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) – (b)	Report, Opinion, or Appraisal and Preparer and Summary of the Report, Opinion, or Appraisal.

The information set forth in the Proxy Statement under the caption “Special Factors - Summary Of The Opinion And Analysis Undertaken By The Independent Consultant With Regards To The Fairness Of The Reverse Split And Per Share Price To Unaffiliated Shareholders” is incorporated herein by reference.

(c)	Availability of Documents.

The information set forth in the Proxy Statement under the caption “Other Matters – Available Information.”
Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Proxy Statement under the caption “Special Factors — Costs/Source of Fees and Expenses” is incorporated herein by reference.

(b)	Conditions.

None.

(c)	Expenses.

The information set forth in the Proxy Statement under the captions “Proxy Solicitation” and “Special Factors — Costs/Source of Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds.

None.
Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)	Securities Transactions.

None.
Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction.

The Company believes that all of its directors and executive officers who beneficially own shares of Common Stock will vote in favor of the Reverse Split Transaction at the Special Meeting. In addition, the information set forth in the Proxy Statement under the caption “Special Factors — Special Interest of Affiliated Persons in the Transaction” is incorporated herein by reference.

(e)	Recommendations of Others.

The information set forth in the Proxy Statement under the captions “Summary Term Sheet – WHAT IS THE VOTING RECOMMENDATION OF OUR BOARD?,“and “Special Factors – Background of the Proposal” are incorporated herein by reference.
     Item 13. Financial Statements.

(a)(1)-(2)	Financial Information.

Incorporated herein by reference is the information set forth in the Company’s (i) Annual Report on Form 10-K for the fiscal year ended June 30, 2006, under the caption “Item 8. Financial Statements and Supplementary Data” and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, under the caption “Item 1. Financial Statements”

(a)(3)	Not applicable.

(a)(4)	The book value per share as of the last quarter ending March 31, 2007 was approximately $4.00 per share.

(b)	Pro Forma Information.

None.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Proxy Statement under the caption “Other Matters” is incorporated herein by reference.

(b)	Employees and Corporate Assets.

The information set forth in the Proxy Statement under the caption “Other Matters” is incorporated herein by reference.
Item 15. Additional information.

(b)	Other Material Information.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.
Item 16. Exhibits.

(a)(1)	None.

(a)(2)-(3)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 10, 2007 is incorporated herein by reference.

(a)(4)-(5)	None.

(b)	None.

(c)(1)	Fairness Opinion of Boenning & Scattergood, Inc., dated as of May 15, 2007 has been filed as Appendix E to the Proxy Statement is incorporated herein by reference.

(c)(2)	Fairness Opinion Report of Boenning & Scattergood, Inc., dated as of February 9, 2007 has been filed as Appendix F-1 to the Proxy Statement is incorporated herein by reference.

(c)(3)	Fairness Opinion Report Supplement of Boenning & Scattergood, Inc., dated as of June 11, 2007 has been filed as Appendix F-2 to the Proxy Statement is incorporated herein by reference.

(d)-(e)	None.

(f)	The information set forth in “Appraisal and Dissenters’ Rights” and Appendix B to the Proxy Statement filed as Exhibit (a)(2) is incorporated herein by reference.

(g)-(h)	None.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007	SED International Holdings, Inc.,

a Georgia corporation

By: /s/ Jean Diamond
Jean Diamond
Chief Executive Officer

Other Filing Persons:

/s/ Jean Diamond
Jean Diamond

/s/ Lyle Dickler
Lyle Dickler

/s/ Stewart I. Aaron
Stewart I. Aaron

/s/ Melvyn I. Cohen
Melvyn I. Cohen

/s/ Joseph Segal
Joseph Segal

/s/ Jonathan Elster
Jonathan Elster

/s/ Barry Diamond
Barry Diamond

/s/ Mark DiVito
Mark DiVito